Exhibit B.8: Disclosure regarding audit committee financial expert
CIBC’s Board of Directors has determined that (i) CIBC has at least one “audit committee financial expert” (as that term is defined in General Instruction B(8)(b) of the General Instructions to Form 40-F) serving on its audit committee, (ii) that each of Ms. Jalynn Bennett, Mr. John Manley, Ms. Jane L. Peverett and Mr. Ronald W. Tysoe is a “financial expert” (as so defined) and (iii) that each is “independent” (as that term is defined in the listing standards of the New York Stock Exchange).
In accordance with the rules of the Securities and Exchange Commission, notwithstanding their designation as “audit committee expert,” each of the individuals listed above shall not (i) be deemed “experts” for any purpose, including, without limitation, for purposes of Section 11 of the Securities Act of 1933, as amended, or (ii) have any greater duties, obligations or liability than those imposed on any other member of the audit committee or board of directors.
The Honourable John Manley is designated as an audit committee financial expert based on his experience as a lawyer advising on corporate, commercial and tax matters as well as his experience as a senior member of the Canadian federal government, including serving as Minister of Finance and as Deputy Chairman of the Treasury Board.